EXHIBIT 1



25 FEBRUARY 2002                                           FOR IMMEDIATE RELEASE



(Lisbon, February 25, 2002) On behalf and at request of our participated company Eureko B.V., and given its relevance to Banco Comercial Portugues (BCP, NYSE:
BPC, BCPPRA), we herein distribute the preliminary 2001 full year earnings of the company:


                         Press Release 25 February 2002


                      EUREKO MAKES PRELIMINARY ANNOUNCEMENT

                   OF RESULTS FOR YEAR ENDING 31 DECEMBER 2001


Eureko B.V. today made a preliminary announcement of its unaudited results for the year ended 31 December 2001. Full disclosure will be made on 15 March 2002 at a Press Conference to be held in Amsterdam.


Financial Highlights:


Consolidated Net Income of EUR 210.6 million, down by 59.7% (Net Income in 2000:
EUR 521.0 million);

Significant variances in the Results were experienced when compared with last year's - a difference (negative) of EUR 121.2 million in normalised investment income, incurred restructuring costs of EUR 64.1 million and an increase in interest expenses of EUR 36.3 million and value-in-force amortisation of EUR
11.5 million associated with the Group's acquisitions;

Total gross written premiums up by 8.7% to EUR 7,310 million;

Life gross written premiums up 9.6% at EUR 4,156 million;

Non-Life gross written premiums up 4.4% at EUR 1,621 million;

Health gross written premiums up 11.0% at EUR 1,533 million;

Assets under management down by 5.3 % at EUR 112.3 billion (2000: EUR 118.6 billion)

ROE of 6.6% (2000: 13.6 %);

Earnings per share at EUR 1.03;



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Key events in 2001:

     Launch of a world class asset manager with the completion of the integration of the asset management activities under F&C

     Acquisition of a controlling stake in Interamerican Hellenic Life Insurance Company

     Agreement reached with the Polish government to acquire an incremental stake of 21% in PZU

     Eureko's personal lines and retail focus allowed it to remain unaffected in a direct way by the events of 11 September 2001


Commenting on Eureko's activity, Arnold Hoevenaars, C.E.O. and Chairman of the Executive Committee, said: "We saw 2001 as an eventful and turning point in Eureko's history. Our Group has seen considerable changes and very strong development, firmly laying the foundations for building a leading European insurance and asset management group. But, at the same time, our performance showed that we must be more demanding both in terms of defining and achieving our growth and synergy targets and in terms of the pace in which we set up pan-European initiatives to fulfill our group ambition."


On the Group's operational performance, Mr. Hoevenaars said: "Our insurance activities proved resilient in a difficult industry and market environment, most notably so in non-life insurance where we have seen continued improvement in our technical results. Life and health insurance saw stronger growth rates, in particular in the second half of 2001. Better claims experience was offset by lower investment income, as a result of poor performance of the financial markets, which has also impacted our asset management activities and led to a lower contribution to our results. In banking, generally lower trading activities and strong competition explain the decline experienced in the net result of our operations. The prospect of economic recovery in Europe to begin in 2002 will likely have a positive impact on our businesses. We are confident that our determined approach to build a high quality and efficient financial services group will be successful in terms of realising our value creation targets."


Amsterdam, 25 February 2002



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